Exhibit 99.1

Maris-Tech Launching New Partnership with Art of Logic in Australia to Expand Global Reach of Maris Edge AI- Accelerated Video Solutions

AOL has already placed a previously announced order of $660,000 for Onyx, an AI capabilities product which is based on a Jupiter AI derivative platform in January 2023

REHOVOT, Israel, March 21, 2023 (GLOBE NEWSWIRE) --  Maris-Tech Ltd. (Nasdaq: MTEK, MTEKW) (“Maris-Tech” or the “Company”), a B2B provider of intelligent video transmission technology with AI acceleration for edge platforms, today announced the signing of a collaboration agreement with Art of Logic (“AOL”), an Australian company, leveraging the latest computer vision and machine learning to enable smart solutions to solve critical business outcomes.

The collaboration agreement focuses on enhanced technology combining, which will allow Maris-Tech to offer AI applications on its Maris-Edge platforms in addition to its intelligent video transmission technology.

AOL will be appointed as Maris-Tech exclusive representative in Australia and New Zealand, subject to the entry into a definitive agreement, and granted non-exclusive worldwide license to rebrand, promote and resell the products it purchases from Maris-Tech. In addition, AOL’s wide presence in Australia and New Zealand will enable Maris-Tech to offer its AI and video based solutions to companies in the defense, space and Home Land Security (“HLS”) sectors.

AOL will also develop Maris-Tech’ customer’s AI applications and will provide support to Maris-Tech’s customers, which intend to develop their own applications of the Hailo AI accelerator or had already-developed AI applications, from a certain AI accelerators to the Hailo accelerator.

“As we embarked on our expansion strategy in Oceania, as a part of Maris-Tech’s expansion into new territories, having a strong partner such as AOL is essential for our innovation to reach leaders in the Australian market. Prior to this agreement, AOL has placed a $660,000 order as a customer for our low latency video encoding and decoding AI- based product, the Onyx,” said Israel Bar, Chief Executive Officer of Maris-Tech.

“The agreement with AOL is aligned with our global mission of connecting with market leaders that have compelling and competitive advantages that can facilitate in our expansion, including providing their own unique solutions and services to support our efforts. It is our intention to continue pursuing similar strategic partnerships in additional major territories in order to support the Company’s growth,” continued Mr. Bar.

Art of Logic is a research and development technology wholesaler specializing in developing and manufacturing customized hardware and software systems for system integrators across the globe.

About Maris-Tech Ltd.

Maris-Tech is a B2B provider of intelligent video transmission technology, founded by veterans of the Israel technology sector with extensive electrical engineering and imaging experience. Our products are designed to meet the growing demands of commercial and tactical applications, delivering high-performance, compact, low power and low latency solutions to companies worldwide, including leading electro-optical payload, RF datalink and unmanned platform manufacturers as well as defense, HLS, and communication companies. For more information, visit https://www.maris-tech.com/.

Forward-Looking Statement Disclaimer

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “should,” “could,” “seek,” “intend,” “plan,” “goal,” “estimate,” “anticipate” or other comparable terms. For example, we are using forward-looking statements when we are discussing the agreement with AOL, entry into a definitive agreement, that the agreement will allow us to offer AI applications on our Maris-Edge platforms in addition to its intelligent video transmission technology, that AOL’s wide presence in Australia and New Zealand will enable us to offer our AI and video based solutions to companies in the defense, space and HLS sectors, our global mission, our intention to continue pursuing similar strategic partnerships in additional major territories in order to support our growth . Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully market our products and services, including in the United States; the acceptance of our products and services by customers; our continued ability to pay operating costs and ability to meet demand for our products and services; the amount and nature of competition from other security and telecom products and services; the effects of changes in the cybersecurity and telecom markets; our ability to successfully develop new products and services; our success establishing and maintaining collaborative, strategic alliance agreements, licensing and supplier arrangements; our ability to comply with applicable regulations; and the other risks and uncertainties described in the Annual Report on Form 20-F for the year ended December 31, 2022, filed with the SEC and our other filings with the SEC.  We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Relations:

Michal Efraty,
Adi and Michal PR- IR
Investor Relations, Israel

+972-72-2424022
ir@maris-tech.com